PRIMERO ANNOUNCES APPOINTMENT OF RENAUD ADAMS AS PRESIDENT AND C.O.O.

Toronto, Ontario, May 8, 2014 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) (NYSE:PPP) is pleased to announce the appointment of Renaud Adams as President and Chief Operating Officer, effective May 8, 2014. Mr. Adams will report directly to Mr. Joseph F. Conway, who will remain as Chief Executive Officer of the Company. The appointment reflects the Board of Directors recognition of Mr. Adams’ role in the operational success of Primero. Mr. Adams will become increasingly involved with all corporate activities.

Mr. Adams has 20 years of experience in the mining industry and since November 2011, has served as the Company’s Chief Operating Officer. Prior to joining Primero, Mr. Adams was Senior Vice-President, Americas Operations at Iamgold Corporation and has also held senior positions with Cambior Inc. and Breakwater Resources Ltd.. He holds a Bachelor of Engineering degree in Mining and Mineral Processing from Laval University.

"Under Renaud’s leadership Primero’s operations have expanded and excelled,” said Joseph F. Conway, Chief Executive Officer. “Renaud has an exceptional track record of consistently driving operational results, generating superior value for our shareholders, employees and local communities, while maintaining the highest standards of safety and corporate responsibility. The Board of Directors and I are confident that his experience and leadership skills will be key to the Company’s next phase of growth, as we integrate our second producing mine and continue to build a leading intermediate gold producer."

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River-Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168 tbrown@primeromining.com

Primero’s website is www.primeromining.com.